UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

NeoPhotonics Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-35061	94-3253730
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

(Address of principal executive offices)

2911 Zanker Road
San Jose, CA 95134

Judi Otteson
408-321-5061

(Name and telephone number, including area code, of

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒                Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1.  Conflict Minerals Disclosure.

Item 1.01.  Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Form SD of NeoPhotonics Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016.

The Company has determined that certain Conflict Minerals (as defined in Exhibit 1.02) are necessary to the functionality or production of certain products manufactured by the Company and has reason to believe that, during the period covered by this report, certain of such Conflict Minerals may have originated in the Democratic Republic of the Congo (the “DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC.  Accordingly, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01.  The Conflict Minerals Report is also publicly available in the section on Social Responsibility under Corporate Citizenship on the Company’s website at www.neophotonics.com.

Item 1.02.  Exhibit.

The Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2.  Exhibits.

The following exhibit is filed as a part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of NeoPhotonics Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2017

NeoPhotonics Corporation

	By:	/s/ Timothy S. Jenks
	Name:	Timothy S. Jenks
	Title:	President & CEO

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of NeoPhotonics Corporation.